UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-42682

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Homestead Financial Services Corp.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4301 Wilson Boulevard
(No. and Street)

Arlington	Virginia	22203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Danielle Sieverling	703-907-5993	danielle.sieverling@nreca.coop
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Ave, Floor 11	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Amy DiMauro, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Homestead Financial Services Corp., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that ~~of a customer.~~

DIANE C. FREY
NOTARY PUBLIC • REG. # 237743
Commonwealth of Virginia
My Commission Expires 07/31/2024

Diane C. Frey
Notary Public 03/28/23

Signature: Amy DiMauro

Title:
Director and Treasurer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Crowe LLP
Independent Member Crowe Global

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Homestead Financial Services Corp. and Subsidiary
4301 Wilson Blvd.
Arlington, Virginia

Opinion on the Financial Statements

We have audited the consolidated statement of financial condition of Homestead Financial Services Corp. and Subsidiary. (the "Company") as of December 31, 2022, the related consolidated statements of net income and comprehensive income, changes in stockholders' equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United Sates) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB

We conducted our audit in accordance with PCAOB standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

(Continued)

Supplemental Information

Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities; Schedule II, Computation for the Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively, the "Supplemental Information") have been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2022.

New York, New York
March 27, 2023

Homestead Financial Services Corporation and Subsidiary

December 31, 2022

Consolidated Statement of Financial Condition

Assets	
Cash and cash equivalents	$ 13,729,542
Investments in Homestead Funds, at fair value	4,505,408
Accounts receivable	209,142
Due from Homestead Funds	1,513,895
Due from NRECA	6,968,218
Prepaid expenses and other assets	402,242
Deferred compensation asset	614,233
Deferred tax asset, net	540,518
Fixed assets, net	155,232
Total assets	**$28,638,430**
Liabilities and stockholder's equity	
Liabilities	
Accrued liabilities	$ 3,261,731
Accrued employee expenses	589,400
Deferred compensation liability	614,233
Total liabilities	**4,465,364**
Stockholder's equity	
Common stock, $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	319,666
Accumulated earnings	23,699,888
Accumulated other comprehensive income	152,512
Total stockholder's equity	**24,173,066**
Total liabilities and stockholder's equity	**$28,638,430**

See accompanying notes to consolidated financial statements.

Homestead Financial Services Corporation and Subsidiary

December 31, 2022

Consolidated Statement of Net Income and Comprehensive Income

Income	
Management and administrative fees, net – Homestead Funds	$14,044,120
Management fees – benefit plans	6,260,529
Management fees – other	340,964
Service fees	592,350
Interest and dividends	293,524
Net unrealized depreciation on investments in Homestead Funds	(819,176)
Total income	**20,712,311**
Expenses	
Personnel costs	10,281,802
Allocated administrative costs from NRECA	4,428,997
Technology and investment research	2,494,210
Money management fees	1,658,605
Intermediary fees	538,414
Professional fees	434,410
Promotional	255,625
Registration fees	186,018
Insurance	127,246
Communication	21,245
Other	1,559,304
Total expenses	**21,985,876**
Income before taxes	**(1,273,565)**
Income tax provision	386,016
Net income	**$ (887,549)**
Other comprehensive income, net of tax	
Net gain on employee benefit plans	**$ 52,288**
Total other comprehensive income	**52,288**
Comprehensive income	**$ (835,261)**

See accompanying notes to consolidated financial statements.

Homestead Financial Services Corporation and Subsidiary

December 31, 2022

Consolidated Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Earnings	Accumulated Other Comprehensive Income (AOCI)	Total
Balance, January 1, 2022	$ 1,000	$ 319,666	$ 25,187,661	$ -	$ 25,508,327
Reclassifcation	-	-	(100,224)	100,224	-
Net income	-	-	(887,549)	-	(887,549)
Other comprehensive income	-	-	-	52,288	52,288
Dividends paid	-	-	(500,000)	-	(500,000)
Balance, December 31, 2022	**$1,000**	**$319,666**	**$ 23,699,888**	**$152,512**	**$24,173,066**

See accompanying notes to consolidated financial statements.

Homestead Financial Services Corporation and Subsidiary

Year Ended December 31, 2022

Consolidated Statement of Cash Flows

Cash flows from operating activities	
Net loss	$ (835,261)
Adjustments to reconcile net income to net cash provided by operating activities	
Purchase of mutual fund shares	(137,801)
Net unrealized depreciation on investments in Homestead Funds	819,176
Depreciation and amortization	201,889
Deferred tax benefit	(451,477)
(Increase) decrease in assets	
Accounts receivable	(123,413)
Due from Homestead Funds	127,884
Due to NRECA (reduced by investing activities)	5,368,613
Prepaid expenses and other assets	55,819
Deferred compensation asset	(110,703)
Increase in liabilities	
Accrued liabilities	58,465
Accrued employee expenses	61,402
Deferred compensation liability	110,703
Net cash provided by operating activities	5,145,296
Cash flows from investing activities	
Purchase of property and equipment	(61,761)
Due from NRECA (reduced by operating activities)	154,729
Net cash (used) provided by investing activities	92,968
Cash flows from financing activities	
Dividends paid	(500,000)
Net cash used in financing activities	(500,000)
Increase in cash and cash equivalents	4,738,264
Cash and cash equivalents, beginning of year	8,991,278
Cash and cash equivalents, end of year	$13,729,542

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations

Homestead Financial Services Corp. (Homestead Financial Services) was organized on May 1, 1990, as a District of Columbia corporation for the purposes of operating as a securities broker-dealer. Homestead Financial Services is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Homestead Financial Services re-incorporated in the Commonwealth of Virginia on July 6, 1995. Homestead Financial Services is part of an affiliated group of subsidiaries consolidated with National Rural Electric Cooperative Association (NRECA).

Homestead Advisers Corp. (Homestead Advisers), a wholly owned subsidiary, is an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940. Homestead Advisers provides investment management and administrative services to Homestead Funds, Inc. and Homestead Funds Trust (Homestead Funds), affiliates of NRECA, multiple employer benefit plans administered by NRECA, NRECA, and other unaffiliated clients. Effective January 1, 2022, Homestead Advisers also provides administration and consulting services for deferred compensation plans sponsored by NRECA.

Prior to May 1, 2022, Homestead Advisers was named RE Advisers Corporation and Homestead Financial Services was named RE Investment Corporation.

In 2022, NRECA provided personnel, property and services to Homestead Financial Services and Homestead Advisers (collectively, the Company), at a cost equal to the portion of NRECA's costs that are attributable to the Company.

Consolidation Policy

The accompanying consolidated financial statements include the accounts of Homestead Financial Services's wholly-owned subsidiary, Homestead Advisers. All significant intercompany accounts and transactions have been eliminated.

Basis of Accounting

The consolidated financial statements of the Company have been prepared on the accrual basis in accordance with accounting standards generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less and investments in money market mutual funds to be cash equivalents. The Company maintains deposits with high quality institutions in amounts that are in excess of Federally insured limits; however, the Company does not believe it is exposed to any significant credit risk with respect to cash and cash equivalents.

Fair Value

Investments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Accounts Receivable

Accounts receivable consist primarily of amounts due from customers for management fees and service fees. Potential credit losses have been evaluated and determined not to be material.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. All costs for property and equipment greater than $2,000 and all costs for leasehold improvements greater than $10,000 with a useful life of more than 1 year when acquired are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of assets, which range from 3 to 15 years. Leasehold improvements are amortized over the shorter of their estimated useful life or the remaining life of the lease at the time of purchase. Software is amortized over its expected useful life, generally five years. When assets are sold or otherwise disposed of, the asset and the related accumulated depreciation and amortization are removed from the accounts, and any remaining gain or loss is included with operations.

Revenue Recognition

Revenues from management fees and administrative fees are recognized in the period in which the service is rendered.

Revenues for mutual funds are calculated based on predetermined percentages of the average daily market values of assets under management, as defined in the investment management agreements. Management fees for separately managed accounts are calculated based on predetermined percentages of the average market value of assets under management at the end of each month. Management fees for the affiliated employer pension plans are calculated based on the actual cost of Homestead Advisers to provide the service, assuming Homestead Advisers' total costs are allocated based on the market value of net assets under management of the portfolios it services at the end of each month. Revenues for service fees for administration and consulting for deferred compensation plans are calculated based on the value of the assets or the number of participants in each plan, depending on the type of plan, as defined in the deferred compensation consulting services agreement. Revenues are recognized when obligations under the terms of contracts with customers are satisfied, which is over time as the services are rendered.

Expenses

Expenses are recognized by the Company during the period in which they are incurred. Expenses paid in advance and not yet incurred are deferred to the applicable period.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles that are generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is included in a consolidated income tax return filed by NRECA United Holdings, Inc., its parent company, and the provision for income taxes is computed on a separate company basis.

The Company accounts for income taxes under the asset and liability method, whereby, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the consolidated financial statement carrying amounts and the tax basis of existing assets and liabilities.

The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company has analyzed its tax positions taken on tax returns for all open tax years, and has concluded that no additional provision or benefit exists. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. Federal, state or local tax authorities for years before 2019.

Comprehensive Income

The company's other comprehensive income consists of actuarial unrealized gains on employee benefit plans. In 2022, the Company reclassified $100,224 of unrealized gains on employee benefit plans related to prior year from accumulated earnings to accumulated other comprehensive income.

2. Investments in Homestead Funds

At December 31, 2022, Homestead Advisers held shares in the Homestead Funds, a related party. These mutual fund investments are classified as trading securities and are reported at fair value with any unrealized appreciation or depreciation in value reported directly to income. Fair values of the Funds are based on each Funds' net asset value reported as of the financial statement report date. The fair value of Homestead Advisers' investments in the Funds at December 31, 2022 are as follows:

Short-Term Government Securities Fund	$ 688,492
Short-Term Bond Fund	690,786
Intermediate Bond Fund	807,117
Rural America Growth & Income Fund	897,501
Small-Company Stock Fund	350,052
Value Fund	427,496
International Equity Fund	347,928
Growth Fund	296,036
Total	$4,505,408

Homestead Advisers held $13,164,106 at December 31, 2022, in the Homestead Daily Income Fund, a money market fund valued at $1.00 and reflected in cash and cash equivalents on the consolidated statements of financial condition.

3. Fair Value

FASB ASC 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Association has the ability to access.

Level 2: Inputs based on quoted market prices of investments that are actively traded or for which certain inputs are not observable, either directly or indirectly.

Level 3: Inputs are unobservable for the asset or liability and reflect management's best estimate of what market participants would use in pricing the asset or liability at fair value.

The investments in Homestead Funds, which are mutual funds, and are also classified as trading securities, are considered Level 1, and measured at fair value on a recurring basis based on each Funds' net asset value reported as of the financial statement date.

4. Fixed Assets

Fixed assets consist of the following at December 31, 2022:

Software	$1,074,439
Leasehold improvements	257,653
Furniture and equipment	288,782
	1,620,874
Less accumulated depreciation and amortization	(1,465,642)
Fixed assets, net	**$ 155,232**

5. Investment Management and Administrative Agreements

Homestead Advisers has entered into investment management or administrative agreements (the Agreements) with the following Homestead Funds: Daily Income Fund, Short-Term Government Securities Fund, Short-Term Bond Fund, Intermediate Bond Fund, Rural America Growth & Income Fund, Value Fund, Growth Fund, Small-Company Stock Fund, International Equity Fund, and Stock Index Fund (the Funds). The Funds are management investment companies registered with the SEC under the Investment Company Act of 1940. The Agreements provide for an annual investment management or administrative fee, depending upon the arrangement with that particular fund, computed daily and paid monthly based on each Fund's average daily net assets, at various rates as set forth in the Funds' prospectuses.

For the year ended December 31, 2022, the Funds incurred the following management or administrative fees:

Daily Income Fund	$ 782,525
Short-Term Government Securities Fund	324,367
Short-Term Bond Fund	3,066,933
Intermediate Bond Fund	817,605
Rural America Growth & Income Fund	42,905
Value Fund	4,443,671
Growth Fund	1,803,512
Small-Company Stock Fund	2,156,217
International Equity Fund	632,198
Stock Index Fund	510,174
	14,580,107
Contractual and voluntary waivers	535,987
Net fees	**$ 14,044,120**

Homestead Advisers has agreed, as part of the expense limitation agreements entered into with each Fund, to assume as its own liability all Fund operating expenses and certain other non-recurring expenses, that in any year exceed specified percentage amounts of the average daily net assets of each Fund, as set forth in the Funds' prospectuses. To pay such liability, Homestead Advisers will first waive or reduce its investment management fees or administrative fees as appropriate and, if necessary, will also assume as its own expense and reimburse each Fund for any additional excess amount. Through May 2022, Homestead Advisers voluntarily and temporarily reduced the expense limitation of the Daily Income Fund in order to assist the Fund in maintaining a minimum yield due to low interest rates. Pursuant to the expense limitation agreements and voluntary waiver, $535,987 of management fees were waived from the Funds for the year ended December 31, 2022.

At December 31, 2022, the Funds owed $1,513,895, to Homestead Advisers for management fees due and amounts paid on their behalf.

Homestead Advisers has entered into investment management agreements with the NRECA 401(k) Pension Plan, Retirement Security Plan, and Group Benefits Program (Plans). The Plans are multiple employer retirement plans subject to the Employee Retirement Income Security Act of 1974 (ERISA) and are administered by NRECA. Per the agreements, NRECA reimburses the Company for the portion of the Company's costs associated with managing the Plans. For the year ended December 31, 2022, management fees from the Plans were $6,260,529. Any receivables at December 31, 2022 are included in due from NRECA on the consolidated statements of financial condition.

Homestead Advisers has other investment management agreements with unrelated entities. As of December 31, 2022, Homestead Advisers' receivables from these companies were $75,962. Management fee income from these agreements was $301,005 for the year ended December 31, 2022.

Homestead Advisers has entered into an investment management agreement with NRECA, its parent company and a related party. As of December 31, 2022, Homestead Advisers' receivable from NRECA for these services was $9,860 and management fee income for the year ended December 31, 2022 was $39,959.

Effective January 1, 2022, Homestead Advisers entered into a contract with NRECA, a related party, to provide administration and consulting services for deferred compensation plans sponsored by NRECA. For the year ended December 31, Homestead Adviser receivable from various co-operatives related to these services was $85,822 and service fee income for the year ended December 31, 2022 was $592,350.

6. Disaggregated Revenue

The following table details disaggregated revenue from contracts with customers:

Revenue from contracts with customers	
Management and administrative fees, net – Homestead Funds	$ 14,044,120
Management fees – benefit plans	6,260,529
Management fees – seperately managed accounts	340,196
Management fees – other	768
Service fees	592,350
Total revenue from contracts with customers	**$ 21,237,963**
Interest and dividends	$293,524
Realized gain on investments	-
Net unrealized appreciation on investments in Homestead Funds	(819,176)
Total revenue	**$ 20,712,311**

7. Regulatory Requirements

Homestead Financial Services is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 0 to 1. At December 31, 2022, the Company had regulatory net capital of $13,163,340 and a regulatory net capital requirement of $297,691. The Company's ratio of aggregate indebtedness to regulatory net capital was .3 to 1 at December 31, 2022. On a stand-alone basis Homestead Financial Services had a ratio of aggregate indebtedness to regulatory net capital of 0 to 1 at December 31, 2022.

The Company filed its FOCUS report on an unconsolidated basis, while the supplemental schedule is on a consolidated basis. The following reconciles the Company's computation of net capital at December 31, 2022 as reported in the (unaudited) amended Part IIA of Form X-17A-5 with the Company's computation:

Net capital as reported in the Company's Part IIA (unaudited) amended Focus Report	$ 13,730
Homestead Financial Services Only	
Plus subsidiary's investments	18,221,220
Less haircuts on subsidiary's investments	(606,246)
Less liabilities of subsidiary	(4,465,364)
Net capital per above (Homestead Financial Services Consolidated)	$ 13,163,340

Homestead Financial Services operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, claims an exemption from the remaining provisions of the rule. Essentially, the requirements of Paragraph (k)(1) provide that a broker/dealer whose transactions are limited to those involving redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and who transmits all funds and delivers all securities received in connection with his activities as a broker/dealer, and does not otherwise hold funds or securities for or owe money or securities to customers, is exempt.

8. Pension Plan and Other Postretirement Benefits

Substantially all employees of Homestead Advisers participate in the Retirement Security Plan (RS Plan) and the 401(k) Plan administered by the NRECA.

RS Plan

The RS Plan is a defined benefit, multiple employer plan qualified under Section 401 of the IRC and is exempt from federal income tax under Section 501(a) of the IRC. The employer identification number of the plan sponsor, NRECA, is 53-0116145 and the plan number is 333. For GAAP purposes, the RS Plan is considered a multi employer plan. In a multi employer plan all plan assets are available to pay benefits of any plan participant. Separate asset accounts are not maintained for participating employers and, as a result, assets contributed by one employer may be used to provide benefits to employees of other participating employers. In the RS Plan, a zone status determination is not required and, therefore, not determined, under the Pension Protection Act (PPA) of 2006. In addition, the accumulated benefit obligations and plan assets are not determined or allocated separately by individual employer. In total, the RS Plan was over 80 percent funded at January 1, 2022, based on the PPA funding target and PPA actuarial value of assets on those dates. Because the provisions of the PPA do not apply to the RS Plan, funding improvement plans and surcharges are not applicable. Future contribution requirements are determined each year as part of the actuarial valuation of the plan and may change as a result of plan experience.

All employees of Homestead Advisers that work a minimum of 1,000 hours per year are eligible to participate in the RS Plan after completing one year of service. Pension contributions are made equal to the amounts accrued for pension expense, including amortization of past service costs. Pension contribution expense, which is included in personnel costs in the consolidated statements of operations, for the year ended December 31, 2022, amounted to $744,267. In 2022, Homestead Advisers elected to participate in the prepayment option offered to participating employers. Contributions in 2022 represented less than 5 percent of the total contributions made to the RS Plan by all participating employers.

401(k) Plan

The 401(k) Plan is a defined contribution, multiple employer plan qualified under Section 401(k) of the IRC and is exempt from federal income tax. All employees of Homestead Advisers who work a minimum of 1,000 hours per year and have completed one month of service are eligible to make contributions to the 401(k) Plan. Participants can make contributions through salary deferral subject to Internal Revenue Service maximum limitations. For 2022, Homestead Advisers made matching contributions up to 5% of each eligible participant’s annual base salary. Additionally, Homestead Advisers contributed a special employer base contribution of $2,000 for 2022. The 401(k) Plan pension expense, which was included in personnel costs on the consolidated statements of operations, for the year ended December 31, 2022, was $256,222.

Postretirement Benefits Other than Pensions

In addition to providing pension benefits, Homestead Advisers provides certain health care and life insurance benefits for retired employees. Employees become eligible for these benefits at retirement after meeting minimum age and annual hours worked requirements. Benefits are provided through medical plans in which the employees are enrolled at the time of retirement. Homestead Advisers allows these retirees to participate in the NRECA Group Benefits Program upon retirement, but only if they pay 100% of the premium. The plan continues to be contributory, with retiree contribution levels based on years of service. The plan also contains other cost-sharing features, including deductibles and coinsurance. All Medicare-eligible participants were required to obtain their own medical, prescription drug and vision coverage, with no change in subsidy.

The following table sets forth the postretirement benefits obligation at December 31, 2022:

Postretirement benefit obligation, beginning of year	$ 195,580
Service cost	8,741
Interest cost	6,248
Actuarial (gain)/loss, net	(10,745)
Estimated benefit cost	(22,015)
Postretirement benefits obligation, end of year	**$177,809**

The present value of the postretirement benefit obligation was as follows at December 31, 2022:

Accumulated postretirement benefit obligation (APBO):	
Active participants not yet eligible	$ 58,350
Fully eligible active participants	-
Retirees, disabled, and dependents	119,459
Postretirement benefit obligation	**$177,809**

RE Adviser's postretirement benefit obligation approximates fair value and is unfunded as of December 31, 2022.

Components of the net periodic postretirement benefit cost and other postretirement benefit related changes included in the consolidated statements of operations were as follows for the year ended December 31, 2022:

Service cost	$8,741
Interest cost	6,248
Actuarial (gain)/loss, net	(10,745)
Net periodic postretirement benefit cost and other postretirement benefit related changes	**$4,244**

In 2022 payment of $22,015 was made for retiree health and life insurance. The weighted-average discount rate used in calculating the postretirement liability and the discount rate used in calculating the net periodic benefit cost was 5.00% in 2022. The 2022 health care trend rates were 14.12% for 2022, 6.63% for 2023, 6.30% for 2024, 5.88% for 2025, 5.53% for 2026, 5.18% for 2027, and 5.00% for subsequent years.

The Homestead Advisers' estimated future benefit payments to the postretirement benefit plan are as follows:

2023	$15,888
2024	$17,865
2025	$ 8,910
2026	$10,200
2027	$12,619
Thereafter	$83,905

Given the estimated rates included in the calculations of these accumulated benefit obligations, it is possible amounts recorded under this plan may change in the near term.

Other Plans

The Homestead Advisers has established an Executive Benefit Restoration Plan, whereby, employees whose compensation exceeds Section 401(a)(17) limitations of the IRC or whose benefit under the RS Plan exceeds Section 415 limitations of the IRC, and who are designated by the Board, and who have a pension limitation, as defined in the plan document, on their normal retirement date are eligible for benefits. Benefits are paid after attainment of normal retirement date and continue annually provided that a pension limitation exists. The benefit is forfeited in its entirety if the employee is terminated for any reason before attainment of normal retirement date. The Executive Benefit Restoration Plan expense, which was included in personnel costs on the consolidated statements of operations, was an expense of $5,647, for the year ended December 31, 2022. At December 31, 2022, the pro rata actuarial present value of the benefits amounted to $197,791, which was included in accrued employee expenses on the statements of financial condition.

9. Deferred Compensation

In 2019, incentive plan agreements for certain portfolio managers were entered into, which require the deferral of 20% of the incentive earned for each year be paid out in three equal installments after the second, third, and fourth year following the performance period. Employees must be employed on the installment payout date in order to receive the payment. Under the agreements, the deferred portion of the earned incentive is credited to a Homestead Fund Daily Income Fund account for their benefit. In 2022, $328,000 was deposited into accounts for the benefit of employees. The value of the accounts for deferred incentive at December 31, 2022 was $614,233, and is reflected in the financial statements as deferred compensation asset, with a corresponding liability.

10. Income Taxes

At December 31, 2022, there was a deferred tax asset of $540,518, related to the tax effect of unrealized gains on investments in mutual funds, depreciation on fixed assets, deferred employee compensation and current and prior year capital loss carryforwards.

For the year ended December 31, 2022, the benefit for income taxes of $386,016 consists of a deferred tax benefit.

The benefit for income taxes differs from that computed by applying federal statutory rates to income before income taxes, as indicated in the following analysis:

Expected tax benefit at 21% rate	$ 267,449
State and local taxes - net	76,414
Non-deductible expenses and other	42,153
Income tax benefit	**$ 386,016**

11. Related Parties

The Company participates in a cash management program with NRECA and other subsidiaries of NRECA. The cash is invested by NRECA in a separately managed account managed by Homestead Advisers. At December 31, 2022 the Company's parent, NRECA, owed the Company $6,968,218 for consolidating investing activities.

Per the investment management or administrative agreements between Homestead Advisers and each Homestead Fund, Homestead Advisers agrees to provide the officers to the Homestead Funds, in addition to providing investment management and other administrative services. Homestead Advisers provides to the Homestead Funds the CEO, as well as other officers who also serve as officers of Homestead Advisers. In exchange for these services, the Homestead Funds paid Homestead Advisers an investment management or administrative fee in 2022 as explained in note 4.

The Company paid its parent a dividend of $500,000 in 2022.

12. Homestead Advisers Corporation

The following is a summary of certain financial information of the Company's consolidated subsidiary Homestead Advisers as of December 31, 2022:

Assets	$27,911,413
Stockholder's equity	$21,388,753

As of December 31, 2022, the $21,388,753 of stockholder's equity and $6,522,660 of the subordinated liabilities of Homestead Advisers are included as capital in a consolidated computation of the Company's net capital, because the assets of Homestead Advisers are readily available for the protection of the

Company's customers, and other creditors, as permitted by Rule 15c3-1, which resulted in an increase in net capital and required net capital (after nonallowable assets and charges) of $13,149,610 and $292,691.

13. Subsequent Events

The Company evaluated subsequent events through March 27, 2023, which is the date the consolidated financial statements were issued. There were no events noted that required adjustment to or disclosure in these consolidated financial statements.